UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.

Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, N.J. 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the

Avis Budget Group, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the financial statements include investments valued at approximately $139.0 million (25% of assets) and $151.8 million (25% of assets) as of December 31, 2007 and 2006, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the fund managers.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007 and (2) delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 30, 2008

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant directed investments at fair value:
Cash and cash equivalents	$545,886	$1,208,292
Mutual funds	334,596,620	351,619,367
Common/collective trusts	207,074,107	212,286,537
Avis Budget Group, Inc. common stock	2,909,461	3,390,204
Other common stock	4,721,718	16,852,747
Loans to participants	9,004,504	8,498,611

Total investments	558,852,296	593,855,758

Receivables:
Participant contributions	1,026,365	293,666
Employer contributions	920,760	162,106
Interest and dividends	211,354	185,170

Total receivables	2,158,479	640,942

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	561,010,775	594,496,700

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,268,570	2,784,582

NET ASSETS AVAILABLE FOR BENEFITS	$562,279,345	$597,281,282

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$23,254,723
Interest	7,455,810
Net appreciation in fair value of investments	7,097,986

Net investment income	37,808,519

Contributions:
Participants	14,507,080
Employer	9,535,361
Rollovers	839,169

Total contributions	24,881,610

Total additions	62,690,129

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	95,641,961
Net assets transferred out during the year	2,025,032
Administrative expenses	25,073

Total deductions	97,692,066

NET DECREASE IN ASSETS	(35,001,937)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	597,281,282

END OF YEAR	$562,279,345

The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended and restated in 2006 to (i) change the Plan name to the Avis Budget Group, Inc. Employee Savings Plan from the Cendant Corporation Employee Savings Plan, (ii) allow for the transfer of participants’ account balances between the Plan and other affiliated plans of the Company, (iii) vest and make non-forfeitable all unvested Company contribution as of a specified date, (iv) incorporate all amendments since the January 1, 2001 restatement and (v) comply with applicable law.

On July 31, 2006, the Company completed the spin-offs of Realogy Corporation (“Realogy”) and Wyndham Worldwide Corporation (“Wyndham”) and distributed one share each of Realogy and Wyndham common stock for every four and five shares, respectively, of the outstanding Cendant Corporation common stock held on July 21, 2006. On August 23, 2006, the Company completed the sale of Travelport. On April 10, 2007, Realogy was acquired by an affiliate of Apollo Management VI, L.P.

Following the spin-offs of Realogy and Wyndham and the sale of Travelport, the Company’s stockholders approved a change in the Company’s name from Cendant Corporation to Avis Budget Group, Inc. On September 5, 2006, the Company completed a 1-for-10 reverse stock split of the Company’s common stock.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of one year of eligible service or the attainment of age eighteen.

Participant Contributions – Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2007. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2007. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participants’ eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation must be in 1% increments, include both employee and employer contributions and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company and other common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax contributions plus actual earnings thereon and the Company’s matching contributions.

Loan Provision – Participants actively employed by the Company may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan administrator. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments, certain administrative expenses and withdrawals. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals in accordance with Plan provisions upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2007, forfeited account balances amounted to $434,240. During 2007, no forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and loans and similar expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participant account balances to affiliated plans of the Company totaled $2,025,032 for the year ended December 31, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts, Avis Budget Group, Inc. common stock and other common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Loans to participants are valued at outstanding loan balances, which approximate fair value. One of the Plan’s common/collective trust investments is the Merrill Lynch Retirement Preservation Trust (“MLPT”). The MLPT invests primarily in synthetic guaranteed investment contracts that are primarily collateralized by graded debt securities and are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. The synthetic guaranteed investment wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $136,907,408 and $146,610,857 at December 31, 2007 and 2006, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2007, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $665,608 and $1,215,970 at December 31, 2007 and 2006, respectively (see Note 7 – Reconciliation to Form 5500).

New Accounting Pronouncements

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007. The Plan adopted SFAS No. 157 on January 1, 2008, as required. The Plan Administrator has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. The Plan Administrator is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its assets available for benefits and changes in assets available for benefits for when such statement is adopted.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments at fair value that are not currently required to be measured at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Plan adopted SFAS No. 159 on January 1, 2008, as required, and has elected not to apply the option to measure any assets at the time of adoption.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2007
Merrill Lynch Retirement Preservation Trust (i) (ii)	$136,907,408
Davis NY Venture Fund	42,536,808
PIMCO Total Return Fund	39,526,629
ING International Value Fund	33,251,726
Oakmark Equity & Income Fund	32,143,516
MASS Investors Growth Stock Fund	30,204,626

2006
Merrill Lynch Retirement Preservation Trust (i) (ii)	$146,610,857
Davis NY Venture Fund	44,687,358
PIMCO Total Return Fund	39,583,700
Harbor Small Cap Value Fund	35,293,669
ING International Value Fund	33,738,259
MASS Investors Growth Stock Fund	31,642,538
Merrill Lynch Equity Index Trust (i)	31,051,515

(i)	Permitted party-in-interest.
(ii)	The contract value of Merrill Lynch Retirement Preservation Trust was $138,175,978 and $149,395,439 at December 31, 2007 and 2006, respectively.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2007
Mutual funds	$485,629
Common/collective trusts	10,074,818
Common stock (*)	(3,462,461)

$7,097,986

(*)	Includes the common stock of Avis Budget Group, Inc and Wyndham Worldwide Corp. (see Note 1 – Description of the Plan for more information).

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 223,805 and 156,303 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $9,700,872 and $9,674,128, respectively. During 2007, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the rights to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$562,279,345	$597,281,282
Less: Amounts allocated to withdrawing participants	(665,608)	(1,215,970)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,268,570)	(2,784,582)

Net assets available for benefits per Form 5500	$560,345,167	$593,280,730

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007, to Form 5500:

Benefits paid to participants per the financial statements	$95,641,961
Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,215,970)
Certain deemed distributions of participant loans	(1,070,063)
Corrective distributions	(21,566)
Add: Amounts allocated to withdrawing participants at December 31, 2007	665,608

Benefits paid to participants per Form 5500	$93,999,970

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date.

The following is a reconciliation of change in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the net income per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(35,001,937)
Less:	Amounts allocated to withdrawing participants at December 31, 2007	(665,608)
	December 31, 2007 adjustment for contract value to fair value for fully benefit-responsive investment contracts	(1,268,570)
Add:	December 31, 2006 adjustment for contract value to fair value for fully benefit-responsive investment contracts	2,784,582
	Transfer of assets from the Plan (Reflected in Line L-Transfer of assets- of Form 5500)	2,025,032
	Amounts allocated to withdrawing participants at December 31, 2006	1,215,970

Net loss per Form 5500		$(30,910,531)

8.	PROHIBITED TRANSACTIONS

During the plan year ending December 31, 2007, the Company was delinquent in remitting to the Trustee certain employee contributions totaling $13,875,269 within the time period set forth in the Department of Labor’s (“DOL”) plan asset regulation at 2510.3-102. As of January 31, 2008 all such delinquent participants’ contributions have been remitted to the Plan. In addition, participants will be credited with the amount of investment that would have been earned had the participant contributions been remitted on a timely basis.

******

Plan Number: 002

EIN: 06-0918165

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Issue, Borrower, Current Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value ****
* Avis Budget Group, Inc. Common Stock	Common stock	223,805		$2,909,461
Wyndham Worldwide Corp. Common Stock	Common stock	200,412		4,721,718
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	138,175,978		136,907,408
* Merrill Lynch Equity Index Trust	Common/collective trust	1,556,761		27,352,298
Oppenheimer International Growth Trust	Common/collective trust	942,297		15,312,323
Oppenheimer Emerging Markets Equity Trust	Common/collective trust	844,918		27,502,078
ALLIANZ CCM Capital Appreciation Fund	Registered investment company	1,124,241		23,193,096
ALLIANZ OCC Renaissance Fund	Registered investment company	826,068		15,017,920
Davis NY Venture Fund	Registered investment company	1,051,590		42,536,808
Harbor Small Cap Value Fund	Registered investment company	1,409,388		28,046,812
ING International Value Fund	Registered investment company	1,789,652		33,251,726
Lord Abbett Bond Debenture Fund	Registered investment company	560,672		4,429,312
MASS Investors Growth Stock Fund	Registered investment company	1,958,795		30,204,626
MFS Value Fund	Registered investment company	661,747		17,569,377
MFS Mid-Cap Growth Fund	Registered investment company	1,499,077		15,425,504
Oppenheimer Capital Fund	Registered investment company	492,219		26,112,241
Oppenheimer Quest Balanced Value Fund	Registered investment company	832,855		13,100,804
PIMCO Total Return Fund	Registered investment company	3,697,533		39,526,629
The Oakmark Equity and Income Fund	Registered investment company	1,195,815		32,143,516
Scudder RREEF Real Estate Fund	Registered investment company	444,255		8,480,837
Vanguard Explorer Admiral Fund	Registered investment company	83,873		5,557,412
* Various participants **	Loans to participants			9,004,504
Cash and cash equivalents				545,886

Total				$558,852,296

*	Represents a permitted party-in-interest.
**	Maturity dates range principally from January 2008 to October 2029. Interest rates range from 4.8% to 11.5%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

******

Plan Number: 002

EIN: 06-0918165

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4A – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2007

Participant contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Full Corrected Under VFCP and PTE 2002-51
$13,875,269		$13,875,269		$13,875,269

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

	By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President and Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 30, 2008